UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Orbitz Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68557K109

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

With a copy to:

Peter H. Lieberman, Esq.

Todd A. Mazur, Esq.

Greenberg Traurig, LLP

77 W. Wacker Drive, Suite 3100

Chicago, Illinois 60601

(312) 456-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 68557K109	Page 2 of 11

1.	Name of reporting person: Magnetar Financial LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 7,254,689
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,254,689
11.	Aggregate amount beneficially owned by each reporting person 7,254,689
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 6.5%
14.	Type of reporting person IA; OO

SCHEDULE 13D

CUSIP No. 68557K109	Page 3 of 11

1.	Name of reporting person: Magnetar Capital Partners LP
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 7,254,689
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,254,689
11.	Aggregate amount beneficially owned by each reporting person 7,254,689
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 6.5%
14.	Type of reporting person HC; OO

SCHEDULE 13D

CUSIP No. 68557K109	Page 4 of 11

1.	Name of reporting person: Supernova Management LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 7,254,689
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,254,689
11.	Aggregate amount beneficially owned by each reporting person 7,254,689
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 6.5%
14.	Type of reporting person HC; OO

SCHEDULE 13D

CUSIP No. 68557K109	Page 5 of 11

1.	Name of reporting person: Alec N. Litowitz
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 7,254,689
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,254,689
11.	Aggregate amount beneficially owned by each reporting person 7,254,689
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 6.5%
14.	Type of reporting person HC; IN

SCHEDULE 13D

This Amendment (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”) with the SEC on March 16, 2015 (as amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended to add the following information for updating:

The aggregate amount of funds used by the Reporting Persons in purchasing the 983,905 Shares reported herein on Schedule A on behalf of PRA Master Fund have come directly from the assets of PRA Master Fund controlled by such Reporting Persons and their affiliates, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares reported herein on Schedule A on behalf of PRA Master Fund was $11,528,762 (excluding commissions and other execution-related costs).

The aggregate amount of funds used to purchase the 266 Shares reported herein on Schedule A on behalf of Magnetar Capital Master Fund have come directly from the assets of Magnetar Capital Master Fund, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used to purchase the 266 Shares reported herein on Schedule A on behalf of Magnetar Capital Master Fund was $3,117.16 (excluding commissions and other execution-related costs).

The aggregate amount of funds used by the Reporting Persons in purchasing the 1,502,329 Shares reported herein on Schedule A on behalf of the Funds (other than PRA Master Fund) and the Managed Accounts that were bought to cover a portion of the short position described in the Schedule 13D that was established on behalf of the Funds (other than PRA Master Fund) and the Managed Accounts have come directly from the assets of the Funds (other than PRA Master Fund) and the Managed Accounts controlled by such Reporting Persons and their affiliates, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business and proceeds from the short sale of Shares. The aggregate amount of funds used by the Reporting Persons in purchasing such 1,502,329 Shares reported herein on Schedule A on behalf of the Funds (other than PRA Master Fund) and the Managed Accounts was $17,582,922 (excluding commissions and other execution-related costs).

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

The Reporting Persons acquired the additional 983,905 Shares reported herein on Schedule A on behalf of PRA Master Fund after the public announcement of the Merger Agreement and the filing of the Schedule 13D on March 16, 2015, for purposes of receiving the merger consideration described in the Schedule 13D upon consummation of the Merger. The Reporting Persons currently intend to vote all the Shares reported on behalf of PRA Master Fund in favor of the Merger. The Reporting Persons intend to acquire additional Shares on behalf of PRA Master Fund subject to prevailing market conditions.

The Reporting Persons previously reported a 2,002,329 Share short position that was established after the public announcement of the Merger Agreement on behalf of the Funds (other than PRA Master Fund) and the Managed Accounts as a hedge against the call options contracts described in the Schedule 13D purchased on behalf of the Funds (other than PRA Master Fund) and the Managed Accounts. As of the close of business on May 5, 2015, 1,502,329 Shares have been purchased by the Reporting Persons on behalf of the Funds (other than PRA Master Fund) and the Managed Accounts to close out 1,502,329 Shares of such short position. The Reporting Persons intend to close out the remaining short position on behalf of the Funds (other than PRA Master Fund) and the Managed Accounts subject to prevailing market conditions.

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

The Company reported in its Schedule 14A filed with the SEC on April 10, 2015, that 111,714,818 Shares were issued and outstanding as of April 6, 2015.

(a) As of the close of business on May 5, 2015, each of the Reporting Persons may have been deemed to have beneficial ownership of 7,254,689 Shares, which consists of (i) 2,304,723 Shares held by Magnetar PRA Fund, (ii) 266 Shares held by Magnetar Capital Master Fund, (iii) 951,800 Shares issuable upon exercise of the call options contracts described in the Schedule 13D held for the benefit of Magnetar Capital Master Fund, (iv) 1,675,000 Shares issuable upon exercise of the call options contracts described in the Schedule 13D held for the benefit of Magnetar Event Driven Fund, (v) 442,000 Shares issuable upon exercise of the call options contracts described in the Schedule 13D held for the benefit of Hipparchus Master Fund,

(vi) 691,000 Shares issuable upon exercise of the call options contracts described in the Schedule 13D held for the benefit of Spectrum Master Fund and (vii) 1,189,900 Shares issuable upon exercise of the call options contracts described in the Schedule 13D held for the benefit of the Managed Accounts, and all such Shares represented beneficial ownership of approximately 6.5% of the Shares.

(b) As of the close of business on May 5, 2015, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 7,254,689 Shares, which consists of (i) 2,304,723 Shares held by Magnetar PRA Fund, (ii) 266 Shares held by Magnetar Capital Master Fund, (iii) 951,800 Shares issuable upon exercise of the call options contracts described in the Schedule 13D held for the benefit of Magnetar Capital Master Fund, (iv) 1,675,000 Shares issuable upon exercise of the call options contracts described in the Schedule 13D held for the benefit of Magnetar Event Driven Fund, (v) 442,000 Shares issuable upon exercise of the call options contracts described in the Schedule 13D held for the benefit of Hipparchus Master Fund, (vi) 691,000 Shares issuable upon exercise of the call options contracts described in the Schedule 13D held for the benefit of Spectrum Master Fund and (vii) 1,189,900 Shares issuable upon exercise of the call options contracts described in the Schedule 13D held for the benefit of the Managed Accounts, and all such Shares represented beneficial ownership of approximately 6.5% of the Shares.

(c) Except as set forth on Schedule A attached hereto, the Reporting Persons had no transactions in the Shares since the filing of the Schedule 13D on March 16, 2015, through the close of business on May 5, 2015. All of the purchases set forth on Schedule A attached hereto under the heading “PRA Master Fund” were effected for the account PRA Master Fund. All of the purchases set forth on Schedule A attached hereto under the heading “Magnetar Capital Master Fund” were effected for the account Magnetar Capital Master Fund. All of the purchases set forth on Schedule A attached hereto under the heading “Funds (other than PRA Master Fund) and the Managed Accounts” were effected for the accounts of each the Funds (other than PRA Master Fund) and each of the Managed Accounts. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the New York Stock Exchange and various other trading markets.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2015

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

PRA Master Fund

Date	Number of Shares Bought (Sold)	Price Per Share($)(6)(7)
4/6/2015	195,528	$11.708	(1)
4/7/2015	104,300	$11.7049	(2)
4/8/2015	138,944	$11.713	(3)
5/4/2015	354,623	$11.7399	(4)
5/5/2015	190,510	$11.697	(5)

(1)	Reflects a weighted average purchase price of $11.708 per share, at prices ranging from $11.685 to $11.71 per share.
(2)	Reflects a weighted average purchase price of $11.7049 per share, at prices ranging from $11.69 to $11.74 per share.
(3)	Reflects a weighted average purchase price of $11.713 per share, at prices ranging from $11.70 to $11.74 per share.
(4)	Reflects a weighted average purchase price of $11.7399 per share, at prices ranging from $11.73 to $11.745 per share.
(5)	Reflects a weighted average purchase price of $11.697 per share, at prices ranging from $11.685 to $11.73 per share.
(6)	Excludes commissions and other execution-related costs.
(7)	Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price will be provided.

Magnetar Capital Master Fund

Date	Number of Shares Bought (Sold)	Price Per Share($)(3)(4)
5/4/2015	143	$11.7408	(1)
5/5/2015	123	$11.6928	(2)

(1)	Reflects a weighted average purchase price of $11.7408 per share, at prices ranging from $11.73 to $11.745 per share.
(2)	Reflects a weighted average purchase price of $11.6928 per share, at prices ranging from $11.69 to $11.71 per share.
(3)	Excludes commissions and other execution-related costs.
(4)	Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price will be provided.

Funds (other than PRA Master Fund) and the Managed Accounts

Date	Number of Shares Bought (Sold)	Price Per Share($)(10)(11)
4/14/2015	147,236	$11.6996	(1)
4/15/2015	12,200	$11.67
4/17/2015	45,872	$11.7171	(2)
4/22/2015	14,745	$11.74
4/23/2015	102,600	$11.7396	(3)
4/24/2015	112,647	$11.74
4/27/2015	164,700	$11.7230	(4)
4/28/2015	275,700	$11.6915	(5)
4/29/2015	136,350	$11.685	(6)
4/30/2015	70,550	$11.709	(7)
5/1/2015	198,229	$11.7064	(8)
5/5/2015	221,500	$11.6972	(9)

(1)	Reflects a weighted average purchase price of $11.6996 per share, at prices ranging from $11.665 to $11.67 per share.
(2)	Reflects a weighted average purchase price of $11.7171 per share, at prices ranging from $11.705 to $11.72 per share.
(3)	Reflects a weighted average purchase price of $11.7396 per share, at prices ranging from $11.73 to $11.74 per share.
(4)	Reflects a weighted average purchase price of $11.7230 per share, at prices ranging from $11.71 to $11.73 per share.
(5)	Reflects a weighted average purchase price of $11.6915 per share, at prices ranging from $11.67 to $11.72 per share.
(6)	Reflects a weighted average purchase price of $11.685 per share, at prices ranging from $11.67 to $11.69 per share.
(7)	Reflects a weighted average purchase price of $11.709 per share, at prices ranging from $11.70 to $11.72 per share.
(8)	Reflects a weighted average purchase price of $11.7064 per share, at prices ranging from $11.69 to $11.73 per share.
(9)	Reflects a weighted average purchase price of $11.6972 per share, at prices ranging from $11.685 to $11.73 per share.
(10)	Excludes commissions and other execution-related costs.
(11)	Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price will be provided.